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                            June 8, 2023

       Anders Opedal
       Chief Executive Officer
       Equinor ASA
       Forusbeen 50, N-4035
       Stavanger, Norway

                                                        Re: Equinor ASA
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed March 23,
2023
                                                            File No. 001-15200

       Dear Anders Opedal:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Financial Statements, page 60

   1. Given that you present basic and diluted earnings per share on your Consolidated
                                                        Statement of Income on
page 61, it appears that you should include the disclosures
                                                        prescribed by paragraph
70 of IAS 33 in the notes to your financial statements.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Robert Babula,
       Staff Accountant, at (202) 551-3339 with any questions.
 Anders Opedal
Equinor ASA
June 8, 2023
Page 2


FirstName LastNameAnders Opedal   Sincerely,
Comapany NameEquinor ASA
                                  Division of Corporation Finance
June 8, 2023 Page 2               Office of Energy & Transportation
FirstName LastName